EXHIBIT 99.2

December 9, 2014

Mr. Roy W. Olivier
President and CEO
ARI Network Services, Inc.

Dear Roy,

Park City Capital, LLC is a private investment firm based in Dallas, TX. As you know from prior conversations, investment funds that we manage have acquired a 7.0%1 interest in ARI Network Services, Inc. (“ARI” or “ARIS” or the “Company”) bringing our position to 1,000,000 shares of common stock. Based on publicly available data, it is our understanding that we are ARI’s fourth largest shareholder. We have acquired this stake in the open market over the past couple months, as we think the shares are significantly undervalued.

We would like to congratulate you on your accomplishments since joining the Company in 2006 and becoming CEO in 2008. Since our first meeting on September 18th, we have performed extensive due diligence on ARI and we believe management’s stated strategy to grow through a combination of organic growth and acquisitions will create significant shareholder value and we believe that ARIS will be worth approximately $8 per share over the next 24 months, which is very compelling.

In addition, as we articulated when we had lunch in Dallas on November 20th, we believe that if the Company could accelerate its acquisition strategy, we think ARIS could be worth $10 per share over the next 24 months and at that point, we believe a strategic buyer would pay a significant premium to acquire the Company. We were delighted at your openness to listen to our ideas and your general shareholder friendly demeanor. We are excited about the growth prospects for the Company and believe ARI is positioned very well to maximize shareholder value.

In addition to our willingness to help facilitate our proposal, we would gladly accept a seat on the Company’s Board of Directors. We believe we could add the perspective of the institutional investment community and help raise the Company’s profile within the investment community. In addition, we have relationships within the investment banking community that could accelerate the Company’s ability to maximize shareholder value and ultimately facilitate a sale of the Company.

We have written an extensive research report on ARIS and plan to publish the report on our website.

Best regards,

Michael Fox
Founder and CEO
Park City Capital, LLC

cc:	Derek Bork Thompson Hine, LLP

1According to the Company’s most recent 10K, as of October 20, 2014 there were 14,197,438 shares outstanding.

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